SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Alpine Total Dynamic Dividend Fund
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

021060207
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D’Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 021060207	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,715,302
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,715,302
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,715,302
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%[1]
14	TYPE OF REPORTING PERSON PN; IA

1 The percentages used in this Schedule 13D are calculated based upon 107,593,339 Common Shares outstanding as of April 30, 2017 as disclosed in Issuer’s semi-annual report, filed under cover of N-CSRS on July 7, 2017.

CUSIP No. 021060207	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,715,302
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,715,302
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,715,302
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%[1]
14	TYPE OF REPORTING PERSON IN

1 The percentages used in this Schedule 13D are calculated based upon 107,593,339 Common Shares outstanding as of April 30, 2017 as disclosed in Issuer’s semi-annual report, filed under cover of N-CSRS on July 7, 2017.

.

CUSIP No. 021060207	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 13, 2017 (the “Original Schedule 13D,” together with this Amendment No. 1, the “Schedule 13D”) with respect to the common stock, no par value per share (the “Common Shares”), of Alpine Total Dynamic Dividend Fund (the “Issuer”). This Amendment No. 1 amends Items 3, 4, 5(a)-(c) and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors in SCMF, SCMF II, SCLMF, SCS, SCEF 1, SCEF 2 and Saba Closed-End Funds ETF, and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $70,005,581.25 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 23, 2017, Saba Capital submitted to the Issuer a proposal (the “Proposal”) pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934. The Proposal requests that the Board of Trustees (the “Board”) of the Issuer take all necessary steps in its power to declassify the Board so that all directors are elected on an annual basis starting at the next annual meeting of shareholders. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees. The foregoing description of the Proposal is qualified in its entirety by the full text of the Proposal, a copy of which is attached as Exhibit 2 hereto and incorporated by reference herein.

In addition, on November 23, 2017, SCMF II, a fund of Saba Capital, submitted to the Issuer a notice of its intention to nominate one person for election to the Issuer’s Board of Trustees at the 2018 annual meeting of shareholders of the Issuer (the “2018 Annual Meeting”) and to bring a proposal substantially similar to the Proposal to be considered by shareholders of the Issuer at the 2018 Annual Meeting.

The Reporting Persons have engaged, and may continue to engage, in discussions with management and the Board of Trustees of the Issuer regarding the long-term performance of the Issuer and the trading of the Common Shares at a discount to the Issuer’s net asset value.

CUSIP No. 021060207	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) - (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 107,593,339 Common Shares outstanding as of April 30, 2017 as disclosed in Issuer’s semi-annual report filed under cover of N-CSRS on July 7, 2017.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares effected since the filing of the Original Schedule 13D by Saba Capital, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2:	Proposal, dated November 23, 2017, from Saba Capital to the Issuer.

CUSIP No. 021060207	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 27, 2017

SABA CAPITAL Management, L.P. /s/ Michael D’Angelo
Name: Michael D’Angelo Title: Chief Compliance Officer

BOAZ R. WEINSTEIN /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of the Original Schedule 13D on October 13, 2017. All transactions were effectuated in the open market through a broker.

Trade Date	Common Shares Purchased (Sold)	Price ($)
9/27/17	98,502	$8.91
9/28/17	50,000	$8.97
10/2/17	1,900	$9.03
10/3/17	22,231	$9.10
10/4/17	12,781	$9.08
10/5/17	62,878	$9.10
10/6/17	6,072	$9.06
10/25/17	38,424	$9.00
10/26/17	4,580	$8.97
10/30/17	23,729	$9.00
10/31/17	16,028	$9.02
11/3/17	16,822	$9.06
11/8/17	300	$9.07
11/14/17	14,922	$8.86
11/15/17	35,624	$8.77

EXHIBIT 1

Proposal

November 23, 2017

VIA EMAIL and FEDERAL EXPRESS

Mr. Andrew Pappert

Corporate Secretary

Alpine Total Dynamic Dividend Fund

2500 Westchester Avenue, Suite 215

Purchase, New York 10577

Re: Alpine Total Dynamic Dividend Fund (the “Trust”)

Dear Mr. Pappert:

Saba Capital Management, L.P. (“Saba”), as investment advisor to and on behalf of Saba II AIV, L.P. (the “Fund” and together with Saba, the “Saba Group”), the owner of 8,715,302 shares of Trust, hereby submits the following proposal on behalf of the Fund pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for presentation to the Trust’s shareholders at the Trust’s next annual shareholder’s meeting anticipated to be held in May 2018, or any postponement or adjournment or special meeting held in lieu thereof (the “Meeting”).

Saba’s proposal (the “Proposal”) pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the “Exchange Act”) is as follows:

PROPOSAL

“RESOLVED, that the shareholders of Alpine Total Dynamic Dividend Fund (the “Trust”) request that the Board of Trustees of the Trust (the “Board”) take all necessary steps in its power to declassify the Board so that trustees are elected on an annual basis starting at the next annual meeting of shareholders. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees.”

SUPPORTING STATEMENT

November 23, 2017

Alpine Total Dynamic Dividend Fund

Corporate Governance

We believe the annual election of all trustees encourages board accountability to its shareholders and when trustees are held accountable for their actions, they perform better. This view is shared by most shareholders and institutional investors, who believe it to be the standard for corporate governance best practices. The vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually.

Currently, the Board is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board is strong proof that the Board is not acting in the best interests of shareholders. A classified board protects the incumbents, which in turn limits accountability to shareholders.

We are committed to improving the corporate governance of the Trust for the benefit of all shareholders. Declassification of the Board is a positive step which will allow more productive shareholder engagement and will help the Trust achieve its optimal valuation.

Performance

The Trust invested in the midst of one of the biggest bull markets in history; the NASDAQ 100, the Dow Jones Industrial Average and the S&P 500 have generated total returns of 297%, 149% and 129%, respectively, since the Trust’s IPO.

Unfortunately, during this ten year period, the Trust’s shareholders have received a total return of -13.3% (including all dividends, interest and distributions). This is a tragic loss of value that resulted from mismanagement by the Trust’s investment manager, Alpine Woods Capital Investors, LLC (“Alpine”).

All shareholders should be furious as each of the three Alpine closed-end funds has generated a negative return over their life. What is most concerning is that during this period of wealth destruction, Alpine has generated over $300 million in fees and expenses.

Saba Capital has submitted a shareholder proposal to declassify the Board of the Trust, and also nominated an independent nominee for the Board seat of Samuel A. Lieber in an attempt to allow the Board to operate freely and in the best interest of shareholders.

For a greater voice in the Trust’s corporate governance and to increase the accountability of the Board to shareholders, we urge you to vote FOR this proposal.

END OF PROPOSAL

As is required by Rule 14a-8 under the Exchange Act, attached is letter from National Financial Services verifying that the Fund continuously and beneficially owned shares having a market value of $2,000 or more for at

November 23, 2017

Alpine Total Dynamic Dividend Fund

least one year prior to the date of the submission of the above Proposal. As of the date hereof, the Fund has continuously held the required number of shares for over a one-year period. The Fund intends to continue to hold the shares referenced through the date of the Meeting.

Saba represents that, as investment advisor to the Fund, Saba holds beneficial interest in all shares held by the Fund, including full economic interest in such shares along with the power to invest, vote, or direct the vote of such shares and has full power and authority to submit the Proposal on the Fund’s behalf.

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that Saba may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,

Michael D'Angelo

General Counsel

Cc: The Board of Trustees of the Trust

Eleazer Klein, Schulte Roth & Zabel LLP